SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 5)
Ener1, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
29267A203
(CUSIP Number)
Anthony Castano Ener1 Group, Inc. 1540 Broadway, Suite 25C NewYork, New York 10036 (212) 920-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267A203

(1) Names of reporting person: Boris Zingarevich
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions):
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or place of organization: Russia
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8)Shared Voting Power: 100,417,839(1)(2)
(9)Sole Dispositive Power: -0-
(10)Shared Dispositive Power: 100,417,839(1)(2)
(11)Aggregate Amount Beneficially Owned by Each Reporting Person: 100,417,839(1)(2)
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)Percent of Class Represented by Amount in Row (11): 56.4%(3)
(14)Type of Reporting Person: IN

CUSIP No. 29267A203

(1) Names of reporting person: Ener1 Group, Inc.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions): BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or place of organization: Florida
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8)Shared Voting Power: 84,595,866(1)
(9)Sole Dispositive Power: -0-
(10)Shared Dispositive Power: 84,595,866(1)
(11)Aggregate Amount Beneficially Owned by Each Reporting Person: 84,595,866(1)
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)Percent of Class Represented by Amount in Row (11): 49.4%(3)
(14)Type of Reporting Person: CO

CUSIP No. 29267A203

(1) Names of reporting person: Bzinfin S.A.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions):
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or place of organization: British Virgin Islands
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8)Shared Voting Power: 100,417,839(2)
(9)Sole Dispositive Power: -0-
(10)Shared Dispositive Power: 100,417,839(2)
(11)Aggregate Amount Beneficially Owned by Each Reporting Person: 100,417,839(2)
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)Percent of Class Represented by Amount in Row (11): 56.4%(3)
(14)Type of Reporting Person: CO

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is filed by (i) Boris Zingarevich (“BZ”), (ii)  Ener1 Group, Inc. (“Ener1 Group”) and (iii) Bzinfin S.A. (“Bzinfin” and together with BZ and Ener1 Group, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ener1, Inc., a Florida corporation (the “Company”).  This Amendment No. 5 amends and supplements Amendment No. 1 to Schedule 13D dated January 3, 2002 filed by the Reporting Persons (which amended and superseded in its entirety the Schedule 13D dated January 3, 2002 filed by the Reporting Persons), as amended by Amendment No. 2 to Schedule 13D dated March 15, 2002 filed by the Reporting Persons, as amended by Amendment No. 3 to Schedule 13D dated September 6, 2002 filed by the Reporting Persons, and as amended by Amendment No. 4 to Schedule 13D dated September 6, 2002 filed by the Reporting Persons (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 5.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 18, 2010, a copy of which has been filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference.

Items 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is hereby amended to add the following information:

On October 1, 2010, Ener1 Group purchased from the Company in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended, for an aggregate purchase price of $20 million 5,665,723 newly issued shares of Common Stock and warrants to purchase up to 2,426,670 shares of Common Stock (of which 910,000 warrants are exercisable at an exercise price of $3.53 per share and 1,516,670 warrants are exercisable at an exercise price of $4.46 per share; all such warrants are not exercisable or transferable by Ener1 Group unless and until a majority-in-interest of the Company’s shareholders have approved the issuance of the warrants and the shares of Common Stock issuable upon the exercise thereof; and all such warrants expire on the fifth anniversary of the first date on which they can be exercised).

On October 5, 2010, Ener1 Group purchased from the Company in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended, for an aggregate purchase price of $4.1 million 1,083,714 newly issued shares of Common Stock and warrants to purchase up to 464,164 shares of Common Stock (of which 174,062 warrants are exercisable at an exercise price of $3.78 per share and 290,102 warrants are exercisable at an exercise price of $4.79 per share; all such warrants are not exercisable or transferable by Ener1 Group unless and until a majority-in-interest of the Company’s shareholders have approved the issuance of the warrants and the shares of Common Stock issuable upon the exercise thereof; and all such warrants expire on the fifth anniversary of the first date on which they can be exercised).

Ener1 Group used funds from a second term loan (the “Second Bank Loan” and together with the Bank Loan, the “Bank Loans”)) obtained from the Bank to pay the full purchase price of these securities.

Of the 5,398,785 shares of Common Stock issued on August 3, 2010 upon conversion of the LOC, 5,287,200 shares were issued to Bzinfin and 111,585 shares were issued to Ener1 Group.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended to add the following information:

Ener1 Group and Bzinfin acquired the securities of the Company reported in Item 3 hereof for general investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety as to paragraphs (a) through (d) thereof:

(a)           (1)           BZ
Number of shares:  100,417,839(1)(2)
Percentage of shares:  56.4%(3)

(2)           Ener1 Group
Number of shares:  84,595,866(1)
Percentage of shares:  49.4%(3)

(3)           Bzinfin
Number of shares:  100,417,839(2)
Percentage of shares:  56.4%(3)

(b)           (1)           BZ
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  100,417,839(1)(2)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  100,417,839(1)(2)

(2)           Ener1 Group
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  84,595,866(1)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  84,595,866(1)

(3)           Bzinfin
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  100,417,839(2)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  100,417,839(2)

(c)
On October 1, 2010, Ener1 Group pledged an additional 16,278,161 shares of Common Stock to secure its obligations under the Bank Loans.  Ener1 Group has pledged a total of 61,747,303 shares of Common Stock, together with substantially all of its other assets (other than 9,859,426 shares of Common Stock) to secure its obligations under the Bank Loans. In connection with the Second Bank Loan, Ener1 Group granted the Bank (i) a warrant whereby the Bank is entitled to purchase from Ener1 Group up to 1,000,000 shares of Common Stock at an exercise price of $5.00 per share (such number of shares and exercise price being subject to anti-dilution protection) (the “Second Warrant”) and (ii) a put option whereby the Bank is entitled to require Ener1 Group to purchase any shares of Common Stock acquired upon exercise of the Second Warrant in the event the Common Stock is for any reason delisted for trading on the Nasdaq Stock Market and within five business days of such delisting the Common Stock is not then listed for trading on the New York Stock Exchange or the NYSE Amex stock exchange or relisted for trading on the Nasdaq Stock Market at a put option price equal to the then-current sales price for the shares that would be realized in an arm’s-length sale (the “Second Put Option”).  Both the Second Warrant and the Second Put Option are exercisable for a period of 1,460 calendar days after September 21, 2010. The foregoing description of the Second Warrant and the Second Put Option is not complete and is qualified in its entirety by reference to the full text of the Second Warrant and the Second Put Option, copies of which filed are herewith as Exhibits 99.48 and 99.49 and incorporated by reference herein.

Also in connection with the Second Bank Loan, Ener1 Group extended the exercise periods of the Warrant and the Put Option previously granted to the Bank in connection with the Bank Loan to be commensurate with those of the Second Warrant and the Second Put Option.  The Second Warrant and the Warrant are sometimes hereinafter referred to collectively as the “Bank Warrants” and the Second Put Option and the Put Option are sometimes hereinafter referred to collectively as the “Bank Put Options.”

On August 18, 2010, Ener1 Group sold 87,312 shares of Common Stock to a third party as a result of such third party’s exercise of a warrant it held to purchase such shares previously granted by Ener1 Group on May 10, 2007 (filed as Exhibit 99.20 to the Statement).

Other than as reported in this Item 5(c) and in Item 3 hereof, none of the Reporting Persons has engaged in any transactions in the shares of Common Stock since filing Amendment No. 4 to the Statement on August 10, 2010.

(d)	Other as described in Item 5(c), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by any of the Reporting Persons.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby amended to add the following information:

61,747,303 of the shares of Common Stock owned by Ener1 Group have been pledged to the Bank, together with substantially all of Ener1 Group’s other assets (other than 9,859,426 shares of Common Stock), to secure the Bank Loans. The Bank Loan in the principal amount of $63,838,675.37 matures on June 3, 2014 and is payable in five equal installments semi-annually beginning on June 8, 2012, while the Second Bank Loan in the principal amount of $23,654,783.09 matures on September 20, 2014 and is payable in five equal installments semi-annually beginning on October 1, 2012.  The Bank Loan accrues interest at 9.75% per annum, while the Second Bank Loan accrues interest at 10.5% per annum.  Accrued interest on the Bank Loans are payable in six month intervals beginning on December 8, 2010.  If on any trading day during the term of the Bank Loans the collateral coverage ratio (i.e., the ratio of (a) the outstanding Bank Loans (plus accrued unpaid interest less any cash collateral) to (b) the total value of the pledged shares of Common Stock) is equal to or greater than 0.57:1, Ener1 Group is required within five business days of any such occurrence to pledge additional shares of Common Stock and/or cash, so that the collateral coverage ratio is no greater than 0.4:1.  Events of default under the Bank Loans include, without limitation, Ener1 Group’s failure to maintain such foregoing collateral coverage ratio, Ener1 Group’s and Bzinfin’s failure to own and control at least 40% of the Company’s outstanding shares of Common Stock, the Company’s failure to achieve certain minimum annual “EBITDA” levels during 2011 through 2013, the Company’s failure to maintain a “Total Debt” to “Net Tangible Assets” ratio of 1:1 at any time, the Company incurring consolidated “Borrowings” in excess of certain thresholds during 2010 through 2013, the Company making capital investments in excess of specified amounts in any financial year, the Common Stock not being listed on the Nasdaq Stock Market, the New York Stock Exchange or the NYSE Amex stock exchange,  and standard events for non-payment of obligations, violation of affirmative and negative covenants, cross defaults under other material debt and insolvency.  BZ has personally guaranteed 75% of the Bank Loans. In connection with the Bank Loans, Ener1 Group has granted the Bank the Bank Warrants and the Bank Put Options (as described in Item 5(c) above). The foregoing description of the Bank Loans is not complete and is qualified in its entirety by reference to the full text of the Bank Loans, a copy of which is filed herewith as Exhibit 99.47 and incorporated by reference herein.

The 2,890,834 warrants issued by the Company to Ener1 Group are described in Item 3 hereof. Such description of the warrants is qualified in its entirety by reference to the text of the warrants and related letter agreements, copies of which are listed or filed herewith as Exhibits 99.50, 99.51, 99.52, 99.53, 99.54 and 99.55 and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Statement is hereby amended to add the following information:

Exhibit 99.47	Amended and Restated Facility Agreement dated September 21, 2010 and made between Ener1 Group, Inc. and JSC VTB Bank.*
Exhibit 99.48	Warrant issued by Ener1 Group, Inc. to JSC VTB Bank dated September 21, 2010, exercisable for 1,000,000 shares of Common Stock at an exercise price of $5.00 per share.*
Exhibit 99.49
Amendment, dated as of September 21, 2010 to Warrant Share Put Option Agreement dated as of June 4, 2010 between Ener1 Group, Inc. and JSC VTB Bank for the shares of Common Stock subject to the Warrant referenced in Exhibit 99.48.*

Exhibit 99.50
Warrant issued by the Company to Ener1 Group dated September 21, 2010, exercisable for 910,000 shares of Common Stock at an exercise price of $3.53 per share (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K dated September 21, 2010 and filed with the Securities and Exchange Commission on September 23, 2010).

Exhibit 99.51
Warrant issued by the Company to Ener1 Group dated September 21, 2010, exercisable for 1,516,670 shares of Common Stock at an exercise price of $4.46 per share (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K dated September 21, 2010 and filed with the Securities and Exchange Commission on September 23, 2010).

Exhibit 99.52	Letter Agreement by and between the Company and Ener1 Group dated September 21, 2010 relating to the warrants referenced in Exhibits 99.51 and 99.52.*
Exhibit 99.53
Warrant issued by the Company to Ener1 Group dated October 1, 2010, exercisable for 174,062 shares of Common Stock at an exercise price of $3.78 per share (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K dated October 1, 2010 and filed with the Securities and Exchange Commission on October 7, 2010).

Exhibit 99.54
Warrant issued by the Company to Ener1 Group dated October 1, 2010, exercisable for 290,102 shares of Common Stock at an exercise price of $4.79 per share (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K dated October 1, 2010 and filed with the Securities and Exchange Commission on October 7, 2010).

Exhibit 99.55	Letter Agreement by and between the Company and Ener1 Group dated October 1, 2010 relating to the warrants referenced in Exhibits 99.54 and 99.54.*

* Filed herewith.

__________________________
Footnotes:

(1)
Ener1 Group’s ownership consists of: (i) 71,606,729 shares of Common Stock and (ii) 12,989,137 shares of Common stock underlying presently exercisable derivative securities issued by the Company to Ener1 Group.

(2)
Bzinfin’s ownership consists of: (i) 9,100,910 shares of Common Stock and (ii) 6,721,063 shares of Common Stock underlying presently exercisable derivative securities issued by the Company to Bzinfin.  In addition to such foregoing shares of Common Stock, Bzinfin may be deemed to beneficially own the 84,595,866 shares of Common Stock owned by Ener1 Group as reported in above Footnote 1 by reason of owning and controlling Ener1 Group.   As reported in the Statement, Bzinfin has the right to purchase from Ener1 Group up to 77,198,421 of such 84,595,866 shares of Common Stock, as the 77,198,421 shares underlie presently exercisable derivative securities issued by Ener1 Group to Bzinfin. However, in order to avoid duplicity, these 77,198,421 shares of Common Stock are not included within Bzinfin’s ownership stated in the first sentence of this Footnote 2.

(3)
Based on 158,410,184 outstanding shares of Common Stock as of October 8, 2010.  The beneficial ownership percentages were calculated on an “as-exercised” and “as-converted” basis for derivative securities that are presently exercisable or exercisable within 60 days of the date hereof in accordance with Rule 13d-3(d)(1) of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BORIS ZINGAREVICH

/s/ Boris Zingarevich	October 12, 2010
Date

ENER1 GROUP, INC.

/s/ Anthony Castano	October 12, 2010
Anthony Castano	Date
Chief Financial Officer

BZINFIN S.A.

/s/ Patrick T. Bittel	October 12, 2010
Patrick T. Bittel, Attorney-in-Fact	Date